Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 7, 2024

VIA EDGAR CORRESPONDENCE

David Manion

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Registrant”)

File Nos. 333-180308; 811-22680

Dear Mr. Manion:

In a telephone conversation with me on February 2, 2024, you communicated the U.S. Securities and Exchange Commission staff’s (the “Staff”) comment on the Registrant’s Form N-CSRS filed on July 31, 2023 under the Investment Company Act of 1940, as amended, on behalf of its series the Q3 All-Season Systematic Opportunities Fund and the Q3 All Season Tactical Fund (each, a “Fund” and together, the “Funds”). A summary of the Staff’s comment, along with the Registrant’s response, is set forth below.

Comment 1. While the Form N-CSRS filing for the Funds included an exhibit disclosing the change in the Funds’ Independent Registered Public Accounting Firm from BBD LLP (“BBD”) to Cohen & Company, Ltd. (“Cohen”) following Cohen’s acquisition of BBD’s Investment Management Group, it did not include as an exhibit BBD’s agreement with the statements concerning its firm being made by the Trust pursuant to Item 304(a) of Regulation S-K (the “BBD Exhibit”). The Form N-CSRS for the Funds needs to be amended and re-filed to include the BBD Exhibit.

Response. The Registrant acknowledges the Staff’s comment and will re-file the Form N-CSRS to include the BBD Exhibit for the Funds. The Registrant will also amend and re-file the Form N-CSR, or Form NCRS, as applicable, for the series of the Registrant noted in Schedule A to this response, to include the BBD Exhibit.

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We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc:       T. Heim, President of the Trust

D. Bauer, Treasurer of the Trust

G. Gosselink, Northern Lights Compliance Services, LLC

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Schedule A

Form N-CSRS for the Fiscal Period Ended April 30, 2023; Filed on July 6, 2023

(Accession No.: 0001580642-23-003482)

Westwood Quality Value Fund

Westwood Quality MidCap Fund

Westwood Quality SMidCap Fund

Westwood Quality SmallCap Fund

Westwood Quality AllCap Fund

Westwood Total Return Fund

Westwood Income Opportunity Fund

Westwood High Income Fund

Westwood Alternative Income Fund

Westwood SmallCap Growth Fund

Form N-CSRS for the Fiscal Period Ended May 31, 2023; Filed on July 31, 2023

(Accession No.: 0001580642-23-003871)

Q3 All-Season Active Rotation ETF

Q3 All-Season Systematic Opportunities Fund

Q3 All-Season Tactical Fund

Lyrical U.S. Value Equity Fund

Lyrical International Value Equity Fund

U.S. Value ETF

Form N-CSR for the Fiscal Year Ended May 31, 2023; Filed on August 3, 2023

(Accession No.: 0001580642-23-003980)

Adler Value Fund

Kempner Multi-Cap Deep Value Fund

Evolutionary Tree Innovators Fund

Karner Blue Biodiversity Impact Fund

Wavelength Fund

Form N-CSRS for the Fiscal Period Ended June 30, 2023; Filed on September 7, 2023

(Accession No.: 0001580642-23-004739)

Westwood Salient MLP & Energy Infrastructure Fund

Westwood Salient Global Real Estate Fund

Westwood Salient Select Income Fund

Westwood Broadmark Tactical Growth Fund

Westwood Broadmark Tactical Plus Fund

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